Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three ended March 31, 2012 and 2011.

	Three Months Ended March 31,
	2012	2011
	(In thousands, except ratio computation)
Pretax loss from continuing operations before adjustment for noncontrolling interest	$(549)	$(424)

Add back:
Fixed charges	7,425	8,765
Distributed income of equity investees	973	1,079

Deduct:
Equity in earnings of equity investees	(496)	(962)
Capitalized interest	(233)	(102)
Earnings as Defined	$7,120	$8,356

Fixed Charges
Interest expense including amortization of deferred financing fees	$7,129	$8,583
Capitalized interest	233	102
Interest portion of rent expense	63	80
Fixed Charges	7,425	8,765
Preferred share dividends	1,812	-
Combined Fixed Charges and Preferred Dividends	$9,237	$8,765

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	(b)

(a) Due to the pretax loss from continuing operations for the three months ended March 31, 2012 the ratio coverage was less than 1:1.  We would have  needed to generate additional earnings of $2.1 million to achieve a coverage of 1:1 for the period.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the three months ended March 31, 2012 includes an asset impairment provision of $2.5 million.

(b) Due to the pretax loss from continuing operations for the three months ended March 31, 2011, the ratio coverage was less than 1:1.  We would have  needed to generate additional earnings of $409,000 to achieve a coverage of 1:1 for the period.